Exhibit 99.2

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	3
DESCRIPTION OF BUSINESS	4
SHAREHOLDER PROXY CONTEST	4
FENN-GIB PROJECT OVERVIEW	5
Deposit	5
Exploration Program	6
Metallurgical Test Program	7
Pre-Feasibility Study	7
SELECTED ANNUAL INFORMATION	7
SUMMARY OF QUARTERLY RESULTS	8
SOURCES AND USES OF CASH	8
RESULTS OF OPERATIONS	9
SHARE CAPITAL HIGHLIGHTS	10
LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN	10
RELATED PARTY TRANSACTIONS	11
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	12
SUBSEQUENT EVENTS	13
OUTSTANDING SHARE DATA	13
CAPITAL MANAGEMENT	13
PROPOSED TRANSACTIONS	13
OFF-BALANCE SHEET ARRANGEMENTS	13
SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY	13
RISKS AND UNCERTAINTIES	14
Title	14
Permits and licenses	14
Exploration and development efforts may be unsuccessful	14
Uncertainty of calculation of resources and metal recoveries	14
Government regulation	15
Environmental risks and hazards	15
Competition	15
Business risk and dependence on personnel	15
Conflicts of interests	16
Liquidity and financing risk	16
Exploration cost estimates	16
Uninsurable risks	16
Market conditions	16
Commodity prices	17
Stress in the global economy	17
Tariffs and imposition of other restrictions on trade	17
Litigation risks	17
ADDITIONAL INFORMATION	17

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the results of operations and financial condition of Mayfair Gold Corp. (the “Company”) should be read in conjunction with the company’s audited financial statements for the years ended December 31, 2024 and 2023 (collectively referred to hereafter as the “Financial Statements”). The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board.

In this MD&A, unless the context otherwise dictates, a reference to “us”, “we”, “our”, or similar terms refers to the Company. The functional currency of the Company is disclosed in the notes to the Financial Statements. All amounts are presented in Canadian dollars, the Company’s presentation and functional currency, unless otherwise stated. All dollar amounts are presented in Canadian dollars, the presentation currency of the Company, except where otherwise noted. References to US$ are to United States dollars. The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2024 and 2023 are referred to as “Fiscal 2024” and “Fiscal 2023” respectively. Additional information relating to the Company is available on the Company’s website at https://mayfairgold.ca/ and on SEDAR+ at www.sedarplus.ca under Mayfair Gold Corp.

This MD&A is prepared by management and approved by the Board of Directors as of April 30, 2025 (the “MD&A Date”). This discussion covers the three months and the years ended December 31, 2024 and 2023 and the subsequent period up to the MD&A Date.

Management is responsible for the preparation and integrity of the Company’s Financial Statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is responsible for ensuring that information disclosed externally, including the information contained within the Company’s Financial Statements and MD&A, is complete and reliable. Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Tim Maunula, P. Geo., of T. Maunula and Associates Consulting Inc., and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “intend”, or similar words suggesting future outcomes or an outlook. Forward-looking information in this document includes, but is not limited to:

•	our business plan and investment strategy; and

•	general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	taxes and capital, operating, general and administrative as well as other costs;

•	general business, economic and market conditions;

•	the ability of the Company to obtain the required capital to finance its investment strategy and meet its commitments and financial obligations;

•	the ability of the Company to obtain services and personnel in a timely manner and at an acceptable cost to carry out activities; and

•	the timely receipt of required regulatory approvals

Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as there can be no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially than anticipated and described in the forward-looking information.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

The material risks and uncertainties include, but are not limited to:

•	meet current and future commitments and obligations;

•	general business, economic and market conditions;

•	the uncertainty of estimates and projections relating to future costs and expenses;

•	changes in, or in the interpretation of, laws, regulations or policies;

•	the ability to obtain required regulatory approvals in a timely manner;

•	the outcome of existing and potential lawsuits, regulatory actions, audits and assessments; and

•	other risks and uncertainties described elsewhere in this document.

The foregoing list of risks and uncertainties is not exhaustive. For more information relating to risks and uncertainties, see the section titled “Risks and Uncertainties” herein. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Mayfair Gold is a Canadian resource company that was incorporated on July 30, 2019, under the laws of the Province of British Columbia. Mayfair Gold acquired an undivided 100% interest in the Fenn-Gib Project on June 8, 2020. The Fenn-Gib Project comprises 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada. The Company is focused on acquiring, exploring, and developing mineral deposits in Canada.

Mayfair Gold commenced trading on the TSX Venture Exchange on March 22, 2021, under the ticker symbol “MFG.” Subsequently, the Company was listed on the OTCQX Markets under the ticker symbol “MFGCF” and on the Frankfurt Stock Exchange under the ticker symbol “9M5.” The Company’s registered and records office is located at Suite 700 - 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5.

SHAREHOLDER PROXY CONTEST

On March 19, 2024, Muddy Waters Capital LLC (“Muddy Waters”), on behalf of certain investment funds managed by it with control and direction over aggregate shares approximating 16.77% of the Company, announced its intent to reconstitute the board of directors at the next annual general and special meeting of the Company (the “Shareholder Proxy Contest”).

On March 28, 2024, the Company announced that it had received a shareholder meeting requisition (the “Requisition”) submitted by MWCGOF SPV III LP, an investment fund controlled by Muddy Waters indicating their intent to seek shareholder support for the removal of all the directors of the Company at that time (the “Prior Directors”) and the appointment of Muddy Waters’ board nominees (the “Nominee Directors”).

On April 17, 2024, the Company announced that it had called the annual general and special meeting of shareholders of the Company (the “Meeting”) to be held on June 5, 2024 in response to the Requisition.

According to the Prior Directors, on May 1, 2024, the Company’s management team at the time (the “Prior Management”), including Patrick Evans (former CEO), Justin Byrd (former CFO), Howard Bird (former VP Exploration) and certain other former employees (the “Terminating Employees”), advised the Prior Directors that the actions of Muddy Waters constituted a change of control and that the Prior Management was terminating their employment with the Company (the “Terminating Notices”) and required change of control payments to be made. The Prior Directors subsequently entered into the Settlement Agreement pursuant to which the Prior Management agreed to remain with the Company through the Meeting to provide for continuity of operations. On June 5, 2024, all Terminating Employees except for Patrick Evans rescinded their Terminating Notices and continued employment with the Company.

On June 5, 2024, at the Meeting, shareholders of the Company voted for the election of the Nominee Directors.

As a result of the Shareholder Proxy Contest, the Company incurred $3.3 million in non-recurring costs. These costs include a $1.5 million cash payment to Patrick Evans and $1.6 million in additional legal and related fees, of which $1.0 million was for the reimbursement of certain legal expenses incurred by other parties to the proxy contest, and $0.2 million in additional corporate insurance premiums. In December 2024, the Company filed a claim against Patrick Evans for reimbursement of the $1.5 million cash payment. The outcome of this lawsuit is not determinable as at the MD&A Date.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

FENN-GIB PROJECT OVERVIEW

The Fenn-Gib Project comprises two property packages, referred to as the Fenn-Gib North and South Blocks, which are separated by approximately three kilometers. The Fenn-Gib Deposit (see “Fenn-Gib Deposit” below) is located on the North Block along the regional Contact Fault, an east-west to south-east trending shear zone on the Pipestone Fault, which is interpreted to be a splay off the Porcupine-Destor Fault. The Fenn-Gib Deposit hosts significant concentrations of gold mineralization within two zones: (i) the Main Zone, and (ii) the Deformation Zone. These two zones overlap completely. A third zone of mineralization, known as the Footwall Zone, is located approximately 100 meters to the northwest of the Fenn-Gib Deposit. A fourth zone of mineralization, known as the Contact Zone, is located at depth below the current pit-constrained resource.

Sixteen claims encompass the current conceptual pit supported by the Fenn-Gib Deposit. The Company would be subject to a 1% Net Smelter Royalty (“NSR”) over the sixteen claims, with an additional 1.5% NSR over nine of the sixteen claims.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Project is as follows:

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	44,027	224,387	432,641	1,197,177
Drilling	94,833	1,388,885	2,725,556	6,865,610
Environmental assessment and pre-feasibility studies	704,071	—	1,244,834	58,892
Exploration contractors	254	52,354	442,779	1,552,055
Exploration personnel and program support	402,570	799,521	1,736,382	2,024,978
Laboratory analysis	11,896	296,145	604,552	1,067,634
Other exploration and evaluation expenses	70,780	113,653	367,144	564,905
Permitting	344,748	118,995	862,235	371,752

	1,673,179	2,993,940	8,416,123	13,703,003

Deposit

On March 5, 2021, Mayfair Gold filed a NI 43-101 Technical Report entitled “Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 (revised on February 19, 2021), which was prepared by JDS Energy and Mining Inc. The resource for the Fenn-Gib Deposit was based on an Indicated Mineral Resource and Inferred Mineral Resource Estimate undertaken by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., a qualified person as defined by NI 43-101 and independent of Mayfair Gold. The Mineral Resource Estimate incorporated more than 420 drill holes totalling 134,546 meters. The Mineral Resource Estimate for Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2021 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,700 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	70,203,723	0.92	2,077,661
Open pit	Inferred	3,774,865	0.62	74,967

On October 18, 2022, Mayfair Gold announced an updated Interim Mineral Resource Estimate for the Fenn-Gib Project, which was prepared by Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd. The Mineral Resource Estimate, dated October 15, 2022, expanded upon the 2021 Resource Estimate, and incorporated approximately 67,000 meters of additional drill hole results through July 31, 2022. The Interim Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.35 g/t Au cut-off, as tabulated below:

2022 Fenn-Gib Resource Estimate by Category Using 0.35 g/t Au Cut-Off

US$1,750 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	118,074,000	0.81	3,062,000
Open pit	Inferred	13,829,000	0.7	311,000
Underground	Inferred	1,002,000	3.22	104,000

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

On June 14, 2023, Mayfair Gold announced an updated Mineral Resource Estimate for the Fenn-Gib Project, which expands upon the 2022 Resource Estimate and incorporates assay results from approximately 47,000 meters of additional drilling. On July 26, 2023, Mayfair Gold filed a NI 43-101 Technical Report entitled “Fenn-Gib Project, Ontario, Canada”, which was prepared by Tim Maunula, P. Geo., of T. Maunula and Associates Consulting Inc. (“TMAC”), with an effective date of April 6, 2023.

Mr. Maunula is a qualified person as defined by NI 43-101 and independent of Mayfair Gold. The updated Mineral Resource Estimate for the Fenn-Gib Deposit was reported at a base case above a 0.40 g/t Au cut-off, as tabulated below:

2023 Fenn-Gib Resource Estimate by Category Using 0.40 g/t Au Cut-Off

US$1,765 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	113,687,000	0.93	3,383,000
Open pit	Inferred	5,724,000	0.85	157,000

On September 10, 2024, Mayfair Gold announced an updated Mineral Resource Estimate for the Fenn-Gib Project at US$2,000 Gold. Prepared by Tim Maunula, P. Geo., of TMAC as tabulated below:

2024 Fenn-Gib Mineral Resource Estimate by Category Using 0.3 g/t Au Cut-Off

US$2,000 Gold
Style	Class	Tonnes	Au (g/t)	Au (ounces)
Open pit	Indicated	181,302,000	0.74	4,313,000
Open pit	Inferred	8,921,000	0.49	141,000

All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum definitions, as required under NI 43-101. Ounce (troy) = metric tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

The mineral resources reported demonstrate a reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There are no known environmental, permitting, legal, marketing, and other relevant issues that would materially affect the reported mineral resources.

Exploration Program

A 2021 exploration program focused on both infill and step-out drilling, which was intended to identify additional gold mineralization within the Fenn-Gib Deposit area. The Fenn-Gib Phase 1 drill program commenced on January 19, 2021, with one drill rig and ramped up to four drill rigs by mid-July 2021. The 2021 program completed the planned 50,000 meters of drilling by December 31, 2021.

Based on positive results from the Fenn-Gib 2021 Phase 1 drill program, a 30,000-meter Phase 2 drill program continued in 2022. In addition, a 10,000-meter Phase 1 regional exploration program commenced on the Fenn-Gib North and South Blocks. The Fenn-Gib Phase 2 program and Phase 1 regional exploration drill program, comprised of North Block (7,512 meters) and South Block (3,486 meters), were completed in the third quarter of 2022. Based upon assay results from the Fenn-Gib Phase 1 and 2 drill programs received by the end of July 2022, an updated interim resource estimate was completed and announced on October 18, 2022, as described above.

With mineralization at the Fenn-Gib Deposit area remaining open in most directions, a 30,000-meter Phase 3 drill program commenced in the second half of 2022 to continue delineating mineralization. A Phase 2 regional exploration program commenced on the Fenn-Gib North Block. The Fenn-Gib Phase 3 drill program was completed in January 2023. The Company commenced a 30,000-meter Fenn-Gib Phase 4 drill program in the first quarter of 2023, which was completed in the third quarter of 2023.

As drilling continued to identify new mineralization at the Fenn-Gib Deposit, the Company commenced a 20,000-meter Phase 5 drill program in the third quarter of 2023. Drilling for this campaign completed in the fourth quarter of 2023, which reinforced the need for additional drilling. The Company commenced a 26,500-meter Phase 6 drill program at the Fenn-Gib Project in the first quarter of 2024, which was completed in the second quarter of 2024. As of the MD&A Date, Mayfair Gold has completed a total of 354 surface drill holes on the Fenn-Gib Project, representing 201,001 meters.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

Metallurgical Test Program

Fenn-Gib has been the subject of multiple metallurgical testing campaigns since 2011. Test work has focused on gold recovery and has included gravity concentration, whole-ore cyanide leaching, flotation, flotation-cyanidation, flotation-pressure oxidation, rock hardness and material characterization studies.

In late 2024, metallurgical testing commenced with the intention of improving the understanding of the mineralization response to potential plant flow sheets with the testing of grind size, rougher flotation and concentrate mass pull, flotation concentrate regrind sizing and cyanidation response for various plant feed gold grades, sulphide concentration, mineralogical content, rock hardness, at various depths, and lithologies.

Pre-Feasibility Study

During Q1 2024, the Company announced the commencement of a pre-feasibility study on the Fenn-Gib project. In the connection with the study, the Company utilized the services of AGP Mining Consultants, Halyard Inc, Terracon Geotechnique and Environmental Applications Group as lead engineers and scientists to further the metallurgical, geotechnical, hydrogeology, and environmental evaluations completed to date to develop a clearly defined project description in support of a potential environmental assessment.

In April 2025, the Company announced a revised program for its pre-feasibility study, noting that additional metallurgical test work will continue into the first half of 2025 and will be used to advance the engineering and inform the revised 4,800 t/d pre-feasibility study.

SELECTED ANNUAL INFORMATION

The selected annual information below is derived from the Company’s Financial Statements.

	Years ended December 31,
	2024	2023	2022
	$	$	$
Net loss	(12,682,632)	(15,948,020)	(18,228,001)
Basic and diluted loss per share	(0.12)	(0.17)	(0.22)
Total assets	24,489,347	28,493,187	21,807,218
Total non-current liabilities	$ nil	$ nil	$ nil

The Company’s net loss decreased over the last three years mainly due to decreasing exploration expenditures (2024 - $8,416,123; 2023 - $13,703,003; 2022 - $15,750,95) as the Company completed various exploratory drill programs and focused exploration and evaluation activities on the completion of studies and the permitting process as well as lower share-based compensation expense (2024 - $607,048; 2023 - $2,505,617; 2022 - $3,282,670) due to recognizing smaller portions of the fair value of the unvested stock options and granting of fewer stock options which vest immediately.

The decrease in total assets from 2023 to 2024 primarily reflects movements in cash. Cash provided by financing activities of $9,868,137 was offset by cash used in operating activities of $13,824,551, resulting in a net decrease in cash and total assets. The increase in total assets from 2022 to 2023 also primarily reflects movements in cash. Cash provided by financing activities of $23,505,921 was only partially offset by cash used in operating activities of $16,758,504, resulting in a net increase in cash and total assets.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

SUMMARY OF QUARTERLY RESULTS

A summary of the Company’s quarterly results is as follows:

	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	$	$	$	$
Expenses	(2,410,002)	(1,484,124)	(6,032,285)	(4,482,075)
Loss for the period	(2,226,607)	(1,434,837)	(5,711,375)	(3,309,813)
Loss per share - basic and diluted	(0.02)	(0.01)	(0.06)	(0.03)
Total assets	24,489,347	20,238,119	22,181,209	24,919,516

	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$
Expenses	(6,021,351)	(3,619,799)	(4,658,405)	(4,792,799)
Loss for the period	(5,030,808)	(2,696,168)	(3,883,906)	(4,337,138)
Loss per share - basic and diluted	(0.05)	(0.03)	(0.04)	(0.05)
Total assets	28,493,187	20,716,903	24,119,683	20,610,551

During the last eight quarters, the Company’s loss for the period ranged between $1,434,837 and $5,711,375. Loss during the quarters mainly comprised of consulting fees, legal and professional fees, management fees and office expenses to support the exploration activities for the Fenn-Gib Project as well as to maintain the public listing of the Company. During Q2 2024, the net loss was higher compared to other quarters due to $3.3 million in non-recurring costs related to the Shareholder Proxy Contest. During Q3 and Q4 2024, net loss was lower compared to other quarters mainly due to lower exploration and evaluation expenses resulting from the completion of various drilling programs and a focus on exploration and evaluation activities pertaining to the completion of studies and permitting processes.

SOURCES AND USES OF CASH

A summary of the Company’s sources and uses of cash is as follows

	Fiscal 2024	Fiscal 2023
	$	$
Net cash used in operating activities	(13,837,796)	(16,758,504)
Net cash used in investing activities	(221)	(25,504)
Net cash provided by financing activities	9,868,137	23,505,921
Effect of exchange rate on changes in cash and cash equivalents	—	(9,682)
Change in cash and cash equivalents	(3,969,880)	6,712,231
Cash and cash equivalents, beginning of year	13,504,009	6,791,778
Cash and cash equivalents, end of year	9,534,129	13,504,009

Cash used in operating activities was $13,837,796 compared to $16,758,504 in the prior year due to the completion of several exploratory drill programs and a focus of exploration and evaluation activities on the completion of studies and the permitting process. This decrease in cash used was partially offset by additional management fees and professional fees paid as a result of the Shareholder Proxy Contest.

Cash used in investing activities was $221 compared to $25,504 in the prior year due to only a small addition to property, plant and equipment or mineral properties during the current year.

Cash provided by financing activities was $9,868,137 compared to $23,505,921 in the prior year largely due to the completion of three private placements in the prior year compared to the completion of one in the current year. Cash provided by financing activities in the current period resulted from proceeds from option exercises and a cash raised in a private placement.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

RESULTS OF OPERATIONS

A summary of the Company’s results of operations is as follows:

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
	$	$	$	$
Operating expenses
Depreciation	8,079	16,813	58,517	78,978
Exploration and evaluation	1,673,179	2,993,940	8,416,123	13,703,003
General and administrative	652,877	998,070	5,326,798	2,804,756
Share-based payments	75,867	2,012,528	607,048	2,505,617

	2,410,002	6,021,351	14,408,486	19,092,354
Other income (expense)
Amortization of flow-through premium liability	—	810,545	1,279,110	2,691,577
Foreign exchange gain (loss)	4,207	(5,060)	(13,245)	(9,682)
Interest income	49,188	135,058	329,989	332,439
Other income	130,000	50,000	130,000	130,000

Loss for the period	(2,226,607)	(5,030,808)	(12,682,632)	(15,948,020)

Q4 2024 compared to Q4 2023

Loss for the period decreased to $2,226,607 compared to $5,030,808 in the prior year comparable period. The primary drivers of this decrease were as follows:

•

Exploration and evaluation decreased to $1,673,179 from $2,993,940 in the prior year comparable period due to the completion of various exploratory drill programs, which were ongoing in the prior year comparable period, and a focus towards the completion of studies and the permitting process in the current period.

•

General and administrative decreased to $652,877 from $998,070 in the prior year comparable period mainly due to a reduction of senior management personnel lowering management fees paid to directors, officers and related entities in the current period.

•

Share-based payments decreased to $75,867 from $2,012,528 in the prior year comparable period due to a larger number of stock options to directors, consultants, officers and employees of the Company vesting in the prior year comparable period.

Partially offsetting the decrease in loss for the period were decreases to other income as follows:

•

Amortization of flow-through premium liability was $810,545 in the prior year comparable period due to flow-through eligible expenditures spent in the prior year comparable period. There were no flow-through eligible expenditures in the current period.

•	Interest income decreased to $49,188 from $135,058 in the prior year comparable period mainly due to lower returns from the Company’s GICs in the current period.

Fiscal 2024 compared to Fiscal 2023

Loss for the year was $12,682,632 compared to $15,948,020 in the prior year. The primary drivers of this decrease were as follows:

•

Exploration and evaluation decreased to $8,416,123 from $13,703,003 in the prior year due to the completion of various exploratory drill programs, which were ongoing in the prior year, and a focus towards the completion of studies and the permitting process in the current year.

•

Share-based payments decreased to $607,048 from $2,505,617 in the prior year due to a larger number of stock options to directors, consultants, officers and employees of the Company vesting in the prior year.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

Partially offsetting the decrease in loss for the period was an increase to general and administrative expenses and decreases in other income as follows:

•	General and administrative expenses increased to $5,326,798 from $2,804,756 in the prior year due to the non-recurring costs related to the Shareholder Proxy Contest of $3,338,453 in the current year.

•	Amortization of flow-through premium decreased to $1,279,110 from $2,691,577 in the prior year due to higher flow-through eligible expenditures spent in the prior year.

SHARE CAPITAL HIGHLIGHTS

The number of shares issued and fully paid as at December 31, 2024 is 109,283,007 (December 31, 2023 - 100,312,107).

During the year ended December 31, 2024, the Company had the following share capital transactions:

•	The Company issued 5,630,900 common shares pursuant to the exercise of stock options with a weighted average exercise price of $0.71 generating gross proceeds of $3,991,676.

•

On October 17, 2024, the Company completed a private placement consisting of the issue of 3,340,000 common shares at a price of $1.80 per share for total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

During the year ended December 31, 2023, the Company had the following share capital transactions:

•	The Company issued 291,100 common shares pursuant to the exercise of share options with a weighted average exercise price of $0.56 generating gross proceeds of $163,704.

•

On November 2, 2023, the Company completed a flow-through private placement consisting of the issue of 2,040,000 common shares at a price of $2.94 per share for total consideration of $5,997,600. An amount of $1,734,000 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of $332,192 were incurred in connection with the offering. The Company completed a non-flow-through private placement consisting of the issue 2,881,000 common shares at a price of $2.10 per share for total consideration of $6,050,100. Share issuance costs of $305,148 were incurred in connection with the offering.

•

On June 8, 2023, the Company completed a private placement consisting of the issue of 1,729,000 common shares at a price of $1.75 per share for total consideration of $3,025,750. Share issuance costs of $206,221 were incurred in connection with the offering.

•

On May 17, 2023, the Company completed a flow-through private placement consisting of the issue of 2,420,000 common shares at a price of $2.48 per share for total consideration of $6,001,600. An amount of $1,694,000 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of $314,012 were incurred in connection with the offering.

•

On January 10, 2023, the Company completed a private placement consisting of the issue of 3,000,000 common shares at a price of $1.15 per share for total consideration of $3,450,000. Share issuance costs of $15,294 were incurred in connection with the offering.

LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN

The Company has financed its operations primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and debt. The Company’s Financial Statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

As at December 31, 2024, the Company has an accumulated deficit of $60,526,467 (December 31, 2023 - $47,843,835), a cash and cash equivalents balance of $9,534,129 (December 31, 2023 - $13,504,009), an accounts payable and accrued liabilities balance of $749,934 (December 31, 2023 - $1,267,217) and working capital of $9,190,221 (December 31, 2023 - $11,491,742).

In addition to the Company’s accumulated deficit, the Company has not generated revenues and does not anticipate generating revenues in the near future to fund its operating and administrative expenses. These circumstances cast significant doubt on the validity of the going concern assumption.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

In order to continue as a going concern and to meet its corporate objectives, which primarily consist of investigating new potential properties and exploration work on those potential properties, the Company will require additional financing through debt or equity issuances. Although the Company has previously been successful in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Factors that could affect the availability of financing include the progress and exploration results of the Company’s mineral properties, the state of international debt, equity and metals markets, and investor perceptions and expectations.

The Company’s Financial Statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer and Chief Financial Officer, their close family members, HC Alternative I, Ltd (“HC Alternative”), a company partially owned by a director, Heeney Capital Corp (“Heeney Capital”), a company partially owned by a director, and Invictus Accounting Group LLP. (“Invictus Accounting”), a company in which the Company’s CFO, is a partner.

A summary of the Company’s transactions with key management personnel is as follows:

	Fiscal 2024	Fiscal 2023
	$	$
Director’s fees	123,035	140,623
Exploration personnel and program support (1)	371,233	440,363
Management fees	562,246	1,233,647
Change of control payment to former officer in management fees (2)	1,525,912	—
Professional fees	1,012,555	210,000
Share-based payments	458,100	1,277,253
Other income	(130,000)	(130,000)

	3,923,081	3,171,886

(1)	Amounts relating to the compensation of the Vice President of Technical Servicers and former Vice President of Exploration.
(2)	In December 2024, the Company filed a claim against the former CEO for reimbursement of this amount. The outcome of this lawsuit is not determinable as at the date of these financial statements.

During the year ended, 2024, the Company recorded other income of $130,000 (2023 - $130,000) from strategic planning services, technical advisory, and consulting services provided to a HC Alternative.

A summary of the amounts due to and due from related parties as at December 31, 2024 and December 31, 2023 is as follows:

	2024	2023
	$	$
Receivable from HC Alternative for consulting services rendered:	130,000	56,000
Payable to Heeney Capital	130,000	50,000
Payable to Invictus Accounting	17,779	—
Payable to key management personnel	246	338,534
Payable to other related party	5,000	38,976

	153,024	427,510

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable) and accounts payable and accrued liabilities, which are classified and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and other receivables. The Company minimizes its credit risk related to cash and cash equivalents by placing cash and cash equivalents with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. The Company’s cash is held in business accounts which are available on demand for the Company’s programs. As at December 31, 2024, the Company had a cash and cash equivalents balance of $9,534,129 (December 31, 2023 - $13,504,009) to settle current liabilities of $749,934 (December 31, 2023 - $2,546,327) and has assessed the liquidity risk as minimal.

Foreign currency risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar.

A summary of the Company’s financial assets and liabilities that are denominated US dollar as at December 31, 2024, is as follows:

USD
$
Financial assets
Cash and cash equivalents	78,627
Financial liabilities
Accounts payable and accrued liabilities	34,664

Net financial assets	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $4,396. The Company has assessed foreign currency risk as minimal.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

SUBSEQUENT EVENTS

A total of 153,000 stock options expired unexercised.

On January 28, 2025, the Company appointed Nicholas Campbell, Mayfair’s Vice President of Capital Markets, as the Company’s new Chief Executive Officer, effective January 27, 2025. On the same date, the Company granted 175,000 stock options to Mr. Campbell with an exercise price of $1.70. Of the stock options granted, 1/3 vested immediately and 1/3 each will vest on January 28, 2026 and January 28, 2027. The options are exercisable for a five-year term expiring on January 28, 2030.

On February 13, 2025, the Company appointed Drew Anwyll as the Company’s new Chief Operating Officer, effective March 1, 2025. On the same date, the Company granted 350,000 stock options to Mr. Anwyll with an exercise price of $1.85. Of the stock options granted, 1/3 will vest on March 1, 2026 and 1/36 will vest each month for 24 months thereafter. The options are exercisable for a five-year term expiring on February 13, 2030.

OUTSTANDING SHARE DATA

A summary of the Company’s issued and outstanding securities is as follows:

	December 31, 2024	MD&A Date
Common shares	109,283,007	109,283,007
Stock options	1,623,000	1,995,000

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has depended on external financing to fund its activities. The capital structure of the Company currently consists of shareholders’ equity, which was $23,739,413 as at December 31, 2024 (December 31, 2023 - $25,946,860). The Company manages its capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

PROPOSED TRANSACTIONS

As at December 31, 2024 and the MD&A Date, the Company has no proposed transactions.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2024 and the MD&A Date, the Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgements in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

All material accounting policies are disclosed in Note 3 of the Financial Statements. Significant accounting judgements and sources of estimation uncertainty are fully disclosed in Note 4 of the Financial Statements.

RISKS AND UNCERTAINTIES

The principal activity of the Company is the acquisition and exploration of mineral property assets which is inherently risky. There is intensive government legislation from provincial, federal, municipal and First Nations governments surrounding the exploration for and production of minerals from our and any mining operations. Exploration and development is capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Company.

Title

Title to mineral properties, as well as the location of boundaries on the grounds, may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development. At the properties where there are current or planned exploration activities, the Company believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary relating to those activities. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to its properties will not be challenged or impaired. Successful challenges to the title of the Company’s properties could impair the development of operations on those properties.

Permits and licenses

Although the Company either currently holds or has applied for or is about to apply for all consents which it requires to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits and licenses on acceptable terms or at all, to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

No mineral resources or reserves in production

The properties in which the Company has an interest or right to earn an interest are in the pre-development stages only and are without a known body of ore in commercial production.

Exploration and development efforts may be unsuccessful

There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Uncertainty of calculation of resources and metal recoveries

Although the Company’s reported mineral resources have been prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineral resources have not demonstrated economic viability. Any material changes in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource figures included in the MD&A and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until the resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Government regulation

The exploration and development activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration and development activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental risks and hazards

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Competition

The mining industry is intensively competitive in all its phases. The Company competes with companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified personnel.

Business risk and dependence on personnel

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, outside contractors, experts and other advisors. Investors must be willing to rely on management’s discretion and judgment as well as the expertise and competence of the outside contractors, experts and other advisors. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and re-training skilled and experienced personnel.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

Conflicts of interests

Certain directors and officers of the Company are or may become associated with other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. In the event that a director or executive officer has a material interest in any transaction being considered by the Company, any such conflict will be subject to and governed by procedures prescribed by the Business Corporations Act (British Columbia) (the “BCBCA”), which require a director or officer of a corporation experiencing such a conflict to disclose their interest and refrain from voting on any such matter unless otherwise permitted by the BCBCA. In addition, Section 142 of the BCBCA provides that every director must act honestly and in good faith with a view to the best interests of the Company. As a fiduciary, a director may not interfere with, or take advantage of, any opportunities that rightfully belong to the Company. Any failure of the directors or officers of the Company to address these conflicts in an appropriate manner, or to allocate opportunities that they become aware of to the Company, could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Liquidity and financing risk

The Company has no source of operating cash flow and may need to raise additional funding in the future through the sale of equity or debt securities or by optioning or selling its properties. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. No assurance can be given that additional funding will be available for further exploration and development of the Company’s properties when required, upon terms acceptable to the Company or at all. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties, or even a loss of property interest, which would have a material adverse impact upon the Company.

Exploration cost estimates

The Company prepares future exploration and capital cost estimates. Actual costs may vary from the estimates for a variety of reasons such as adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in development capabilities. Exploration and development costs may also be affected by increased mine development costs, increases in drilling costs, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve cost estimates could have a material adverse impact on the Company’s cash flow and overall financial performance.

Uninsurable risks

In the course of exploration, development and production of mineral properties, risks and hazards, including, but not limited to, unexpected or unusual geological or operating conditions, natural disasters, inclement weather conditions, pollution, rock bursts, cave-ins, fires, flooding, earthquakes, civil unrest, terrorism and political violence may occur. It is not always possible to fully insure against all risks associated with the Company’s operations or the Company may decide not to take out insurance against certain risks where the premium costs are disproportionate to the Company’s perception of the relevant risks or for other reasons. Should such liabilities arise, they could reduce the funds available for exploration activities or reduce or eliminate any future profitability, and result in increasing costs and a decline in the value of the securities of the Company.

Market conditions

Share market conditions may affect the value of the Company’s quoted securities regardless of the Company’s operating performance. Market prices for shares of early-stage companies are often volatile. Share market conditions are affected by many factors such as: announcement of mineral discoveries; financial results; general economic outlook; introduction of tax reform or other new legislation; interest rates and inflation rates; changes in investor sentiment toward particular market sectors; the demand for, and supply of, capital; and terrorism or other hostilities. The market price of securities can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and resource exploration stocks in particular.

MAYFAIR GOLD CORP.

Management’s Discussion and Analysis

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars, except where noted)

Commodity prices

The future profitability of the Company will be directly related to the market price of metals. Metal prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, forward sales by producers, production and cost levels and changes in investment trends. If these prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties. In the event of a sustained, significant drop in metal prices, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. Furthermore, since metal prices are established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the US dollar, coupled with stable or declining metal prices, could adversely affect the Company’s results with respect to development of, and eventual sale of these metals.

Stress in the global economy

Reduction in credit, combined with reduced economic activity and the fluctuations in the U.S. dollar may adversely affect businesses and industries that purchase commodities, affecting commodity prices in more significant and unpredictable ways than the normal risks associated with commodity prices.The availability of services such as drilling contractors and geological service companies and/or the terms on which these services are provided may be adversely affected by the economic impact on the service providers. The adverse effects on the capital markets generally make the raising of capital by equity or debt financing much more difficult and the Company is dependent upon the capital markets to raise financing. Any of these events, or any other events causing turmoil in world financial markets, may have a material adverse effect on the Company’s business, operating results and financial condition.

Tariffs and imposition of other restrictions on trade

In January 2025, the United States announced a 25% tariff on imports from countries including Canada. In response, the Canadian Government announced retaliatory tariffs on imports from the United States. The imposition of these broad tariffs was delayed for 30 days. In February 2025, the United States subsequently announced a 25% tariff on steel and aluminum currently scheduled to take effect on March 12, 2025. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. There is uncertainty as to whether these tariffs or any additional tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chain and costs. Other countries may also adopt other protectionist measures including tariffs, trade barriers and other protectionist or retaliatory measures that could limit the Company’s ability to procure goods and services either in response to the U.S. Government’s imposition of tariffs or otherwise. Such tariffs or retaliatory actions taken by governments could adversely impact the Company’s business, financial condition and profitability.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

ADDITIONAL INFORMATION

Additional information about the Company is available on the Company’s website at https://mayfairgold.ca/ and SEDAR+ at http://www.sedarplus.ca.